UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)



                              INFORMATION STATEMENT
                       PURSUANT TO RULES 13D-1(b) AND (c)
                             AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)
                              (AMENDMENT NO. 5)* **



                           COMDATA HOLDING CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    200321107
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




**    This Amendment No.5 is the Final and Terminating Amendment.




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CUSIP NO.   200321107                     13G                  PAGE 2 OF 4 PAGES



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW YORK LIFE INSURANCE COMPANY (NYLIC)
            13-5582869

            NEW YORK LIFE INSURANCE AND ANNUITY
            CORPORATION  ("NYLIAC")
            13-3044743

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                  (b) [   ]
            JOINT FILING PURSUANT TO RULE 13D-1(F)(1)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NYLIC:  NEW YORK        NYLIAC: DELAWARE


NUMBER OF               5.    SOLE VOTING POWER                     0
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                   0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                0
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER              0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              0

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               0%



12.   TYPE OF REPORTING PERSON*

            NYLIC:  IC
            NYLIAC: IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO.   200321107                     13G                  PAGE 3 OF 4 PAGES



Item 1(a)      Name of issuer:  COMDATA  HOLDINGS  CORPORATION
Item 1(b)      Address of issuer's principal executive offices:

                        5301 MARYLAND WAY
                        BRENTWOOD, TN 37027

Item 2(a)      Name of person filing:    NEW YORK LIFE INSURANCE COMPANY
                                         NEW YORK LIFE INSURANCE AND
                                         ANNUITY CORPORATION

Item 2(b)      Address of principal business office:

                        51 MADISON AVENUE, ROOM 206
                        NEW YORK, NY  10010

Item 2(c)      Citizenship:  NYLIC: NEW YORK
                             NYLIAC: DELAWARE

Item 2(d)      Title of class of securities:  COMMON STOCK

Item 2(e)      Cusip No.:  200321107

Item 3         Type of Person:  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19)
                                OF THE ACT


Item 4(a)      Amount beneficially owned:      0

Item 4(b)      Percent of class:               0%

Item 4(c)      (i)   sole power to vote:       0
               (ii)  shared power to vote:     0
               (iii) sole power to dispose:    0
               (iv)  shared power to dispose:  0

Item 5         Ownership of 5 percent or less of a class:
               IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE
               BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS SECURITIES, CHECK THE FOLLOWING (X).


Item 6         Ownership of more than 5 percent on behalf of another person: NOT
                 APPLICABLE

Item 7         Identification and classification of subsidiary:   NOT APPLICABLE


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CUSIP NO.   200321107                       13G                PAGE 4 OF 4 PAGES


Item 8      Identification and classification of members of the group:  ITEM 3
                  CLASSIFICATION
                  NYLIC: INSURANCE COMPANY
                  NYLIAC: INSURANCE COMPANY

 Item 9     Notice of dissolution of the group:  NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.





Dated: February 9, 1998                   NEW YORK LIFE INSURANCE COMPANY


                                          By   /S/ ADAM G. CLEMENS
                                             -----------------------------------
                                             Name:  Adam G. Clemens
                                             Title: Managing Director